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EXHIBIT 4.9

Confidential Materials omitted and filed separately with the
Securities and Exchange Commission. Asterisks denote omissions.

COMPACT 605 WITH WISMO FLEX AGREEMENT

        This Compact 605 with Wismo Flex Agreement (this "Agreement") effective as of the date of signing of this Agreement (the "Effective Date"), is entered into by and between:

        Wavecom Asia Pacific Limited, a company with its principal place of business at Room 501/02, 5th Floor, Shui On Center 6 - 8 Harbour Road, Wanchai, Hong Kong (hereafter, "Wavecom APAC"),

And

        TCL Mobile Communication (HK) Company Limited, a company incorporated in Hong Kong S.A.R. with its principal place of business at Room 904, Tower l, China Hong Kong City, 33 Canton Road, Tsimshatsui, Kowloon, Hong Kong (hereafter, "TCL").

        Wavecom APAC and TCL are collectively referred to herein as the "Parties" and individually as a "Party".

RECITALS

        Whereas Wavecom APAC and Wavecom S.A. entered into a Master Agreement with TCL providing that, together with other agreements between Wavecom APAC and TCL and between Wavecom SA and TCL, Wavecom APAC would enter into the Agreement to govern the sales of Wismo Flex from Wavecom APAC to TCL and the grant of a license by Wavecom APAC to TCL on compact 605 to be integrated in the Wismo Flex,

AGREEMENT

        NOW, THEREFORE, in consideration of the mutual covenants contained herein, and for other good and valuable consideration, the parties agree as follows:

1      DEFINITIONS.

Confidential Information	shall mean all information and material relating to the Products, Software, TCL Devices and/or the Parties' respective businesses or finances in whole or in part, which is disclosed or provided by Wavecom to TCL, or by TCL to Wavecom, in each Party's performance of its obligations under this Agreement or otherwise in connection with or as a result of this Agreement, and any information which relates to or is derived therefrom, whether in tangible, intangible, oral, written, machine-readable or human-readable form and whether the same is marked as being confidential or by virtue of its nature could reasonably be expected to be confidential.
Date-code	shall mean the date of manufacturing of a Sub-product in week and year number.
First Project	shall mean the first project jointly developed between Wavecom and TCL for the GSM mobile phone as defined in Appendix 2.

Force Majeure
shall mean any act of God, fire, natural disaster, earthquake, accident, strike, act of government, or an act beyond either Party's reasonable control, or any act that is beyond the reasonable control of the Party affected by such circumstances.
Intellectual Property Rights
shall mean any intellectual property rights, including, without limitation, patents, patent rights, design rights, trade secrets, know-how trade marks, service marks, applications for any of the foregoing, copyright and any other similar protected rights under any laws or international conventions in any country or jurisdiction in the world, whether registered or unregistered, existing now or in the future, anywhere in the world.
Minimum Guarantee Period	shall mean the period described in Section 2.2 hereof.
Minimum Guaranteed Units	shall mean [**] ([**]) units of Products and Software.
Products	shall mean Wavecom's Wismo Flex Identified in Appendix 3 attached hereto.
Purchase Order	shall mean a written purchase order issued by TCL.
Software
shall mean collectively: (i) all Compact 605 software including Third Pam Software identified in Appendix 4 to this Agreement, which is to be integrated into the Products; and (ii) all the contents of the disk(s), CD Rom(s), electronic mail and its file attachments or any other media with which such software is provided (if any), including the object code thereof; and (iii) any related explanatory written materials, user manuals or other documentation which may be provided by Wavecom and/or its licensors.
Sub-products	shall mean, individually, the base band chip, the RF module, the power management chip and the audio filter chip that constitute together the Product and that are further described in Appendix 3.
Third Party Software	shall mean third party software identified in Appendix 4 to this Agreement.
Tools
shall mean collectively the software produced by Wavecom and/or its third party licensors (if applicable) in either Source Code or Object Code as defined in and governed by the Tools License Agreement between Wavecom SA and TCL.
TCL Devices	shall mean the GSM / GPRS portable phone made with the Products and Software under this Agreement.

2	ORDERS AND PURCHASE PROCEDURES.
2.1	Purchase Orders.
2.1.1.
Pursuant to a same written Purchase Order executed by TCL and accepted by Wavecom APAC, Wavecom APAC shall: (1) sell to TCL and TCL shall purchase from Wavecom APAC, the Products at the prices as set forth on Appendix 1 attached hereto and (2) grant to TCL and TCL shall accept the grant by Wavecom APAC of a license on the Software at the prices as set forth on Appendix 1 attached hereto.
2.1.2.
TCL shall issue Purchase Orders for Products and the Software on its official corporate letterhead paper duly signed by an authorized representative of TCL. TCL will submit Purchase Orders to Wavecom APAC in writing (by facsimile transmission, registered airmail, or any other method as the Parties may agree) on a monthly basis throughout the term of this Agreement.

2.1.3.	Purchase Orders shall cover [**] rolling time period and a further [**] rolling forecast. Purchase Orders shall be binding and not subject to adjustment or cancellation, except as follows:
(a) For the quantity of Products and Software ordered for delivery within [**], such quantity may not be adjusted downward but their delivery may be rescheduled within a maximum time period of [**] and
(b)
For the quantity of Products and Software ordered for delivery between [**], such quantity may be adjusted downward by no more than [**] percent ([**]%) or their delivery may be rescheduled within a maximum time period of [**].
(c) For the quantity of Products and Software ordered for delivery beyond [**], such quantity may be adjusted downward or cancelled.
2.1.4.
All such Purchase Orders shall refer to this Agreement by its agreement number (set forth above) and contain the following information: (a) a description and reference number of the Products and Software ordered; (b) the precise quantity of Sub-products ordered with a maximum difference of +/- [**]% of quantities between Sub-products; (c) the selling price per unit (as set forth on Appendix 1) of such Products and Software; (d) the total price of such Products and Software ordered (exclusive of tax); and (e) the desired date, place and conditions of delivery of such Products and Software.
2.1.5.
Purchase Orders shall not bind Wavecom APAC unless accepted in writing. Wavecom APAC's acceptance shall not be tacit and shall take the form of an order confirmation ("Order Confirmation") issued by Wavecom APAC within five (5) working days following the receipt of the Purchase Order. No Purchase Order shall be deemed accepted without Wavecom APAC's written acceptance, which acceptance shall not be unreasonably withheld, and which acceptance shall specify the scheduled delivery date of the Products and Software. TCL shall be responsible towards Wavecom APAC for ensuring the accuracy of the terms of any Purchase Order submitted by TCL and for giving Wavecom APAC any necessary information with respect thereof within a sufficient time to enable Wavecom APAC to deliver the Products and Software in accordance with that Purchase Order and this Agreement. Accepted Purchase Orders shall not be cancelled or modified, in whole or in part, without Wavecom APAC's prior written acceptance.
2.1.6.
All Purchase Orders for Products and Software placed by TCL shall be governed only by the terms and conditions of this Agreement and the Purchase Order, even if TCL fails to refer to this Agreement by its number in the Purchase Order, notwithstanding any other terms and conditions in any other documents. In the event the terms of this Agreement are inconsistent with the terms in a Purchase Order, the terms of this Agreement shall prevail, unless otherwise agreed to in writing by the Parties.
2.2
Commitment to Purchase Units. Save and except for any early termination of the Agreement under Section 13.2 for contractual breach by Wavecom APAC, TCL shall purchase and pay for the Minimum Guaranteed Units in the first twelve (12) months following the first delivery of Products and Software to TCL (the "Minimum Guarantee Period").
In the event of delays attributable to Wavecom APAC, the Minimum Guarantee Period shall be extended by a period equivalent to the period of delay unless otherwise agreed by the Parties.
The prices defined in Appendix I are based on expected sales from Wavecom APAC to TCL of two and a half million units of Products and Software.

If TCL fails to meet its obligation of purchasing the Minimum Guaranteed Units during the Minimum Guaranteed Period and provided the shortfall is not filled up by the delivery of another product of Wavecom APAC called P5186 to TCL during the same period, Wavecom APAC shall be entitled to claim for losses based on the calculation that TCL shall have fulfilled its obligation to purchase the Minimum Guaranteed Units during the Minimum Guaranteed Period provided that such amount shall not exceed the balance between effective purchases of the Products and of the P5186 during the Minimum Guaranteed Period and price applied to Minimum Guaranteed Units. The damages which TCL is liable hereof shall be paid to Wavecom APAC either (I) in connection with the next Purchase Order issued by TCL under this Agreement or subsequent agreements for the three (3) months following the Minimum Guarantee Period, (II) upon termination or expiration of this Agreement, whichever is later.
2.3	Forecasts.
2.3.1.
In addition to binding Purchase Orders issued pursuant to Section 2.1.3 hereof, TCL will, prior to the beginning of each calendar month, supply Wavecom APAC with a monthly forecast of its requirements for the Products and Software for each of the five (5) months commencing with such calendar month. The forecast for those months following the two (2)-month periods covered by the Purchase Order issued pursuant to Section 2.1.3 hereof shall be non-binding and provided for planning purposes only. However, TCL shall use reasonable efforts to provide precise forecasts that shall not substantially vary from one to another, in order for this forecast to serve its purpose.
2.3.2.
In the event that TCL has failed to provide Wavecom APAC with reliable forecast information required by Section 2.3.1 hereof, Wavecom APAC shall have the right to refuse Purchase Orders as described in Section 2.1 hereof.
2.4	Shipment and Delivery.
2.4.1.
Wavecom APAC will ship the Products and Software in high quality commercial packaging sufficient to protect the Products and Software during shipping and normal handling. Wavecom APAC will use all reasonable endeavors to ship all Products and Software to TCL for delivery on the date set forth in an accepted Purchase Order in accordance with Section 2.1 hereof; provided that Wavecom APAC's obligations in respect of delivery of Products and Software are subject to TCL having complied with its obligation to provide forecasts in accordance with Section 2.3.1 hereof. In the event of delay in delivery attributable to Wavecom APAC, the Minimum Guaranteed Units shall be reduced by such delayed quantity.
2.4.2.
Wavecom APAC will notify TCL of any delay in delivery as soon as Wavecom APAC is aware of such delay and shall use its best efforts to minimize such delay by working reasonable overtime at its own expense.
2.4.3.
Unless otherwise agreed in writing by the Parties, Wavecom APAC shall deliver the Products and Software FCA Hong Kong SAR, including delivery to TCL's warehouse in Hong Kong, and as defined in Incoterms ICC 2000.
2.4.4.
Risk in the Products and Software shall pass to TCL at delivery according to Incoterm agreed to in section 2.4.3 (or otherwise, in writing by the parties). If TCL fails to take delivery of the Products and Software or fails to give Wavecom APAC adequate delivery instructions then both Parties shall agree the delivery and/or storage arrangement in good faith.
2.5	Title.
2.5.1.
Notwithstanding delivery and the passing of risk in the Products or any other provision of this Agreement, title to the Products shall not pass to TCL until Wavecom APAC has received payment in full of the price of the Products to be sold by Wavecom APAC to TCL for which payment is then due.

2.5.2.
Until such time as title to the Products passes to TCL, TCL shall hold the Products as Wavecom APAC's fiduciary agent and bailee, and shall endeavor to keep the Products separate from those of TCL, and third parties and properly stored, protected and insured and identified as Wavecom APAC's property, but TCL may resell or use the Products in the ordinary course of its business.
2.5.3.
If TCL default such payment for [**], Wavecom APAC may at any time require TCL to deliver up the Products to Wavecom APAC and, if TCL fails to do so forthwith, enter on any premises of TCL or any third party where the Products are stored and repossess the Products. TCL shall not be entitled to pledge or in any way charge by way of security for any indebtedness any of the Products that remain the property of Wavecom APAC, but if TCL does so, all amounts owing by TCL to Wavecom APAC shall (without limiting any other right or remedy of Wavecom APAC) forthwith become due and payable.
2.6
Exportation. Before exporting TCL Device, TCL shall obtain any necessary license required in respect of TCL Device, Products and Software (as applicable) from any authorized government agency or authority in the territory where Customer Device, Products and Software (as applicable) are to be exported.
3	CHANGES TO THE PRODUCTS AND/OR SOFTWARE; DISCONTINUANCE OF PRODUCTS AND/OR SOFTWARE.
3.1	Changes to Products and/or Software:
3.1.1.
Wavecom APAC may make changes in specification, construction, design, brand designation, labeling, packaging of the Products and/or Software or to its manufacturing process or to critical components ("the Changes") at any time. Wavecom APAC will use reasonable efforts to give TCL as much as possible prior notice to Changes, but in no event less than [**] before the effectiveness of Changes and provided all changes in critical components would require not less than [**] prior notice to TCL and would be subject to the prior written consent of TCL which consent shall not be unreasonably withheld.
3.1.2.
TCL shall consider at its sole and absolute discretion whether to accept the Changes or to continue to purchase Products integrated with the Changes. This decision by TCL shall not be considered a breach of Section 2.2 above if the Changes affect fit, form, function or reliability of the TCL Devices.
3.1.3.	If Wavecom implements a major Change, TCL shall have the right to place "Last Buy" orders for the Products and/or Sub-products within one (1) month from Wavecom APAC's notice of Changes.
3.2
Discontinuance of Products and/or Software. In the event Wavecom APAC unilaterally desires to discontinue the manufacture and sale of Products and/or the licensing of the Software to TCL, Wavecom APAC shall use best efforts to give TCL as much advanced written notice as possible, but in no event less than [**], prior to discontinuing sales of Products and/or licensing of Software under this Agreement. Following receipt of such notice, TCL may issue a firm and non-cancelable Purchase Order for Products and Software at least [**] prior to the effective date of Product or Software discontinuation specified in such notice.
4	LICENSE OF SOFTWARE.
4.1
Wavecom APAC, for itself and (where applicable) on behalf of any Third Parties, hereby grants to TCL and TCL hereby accepts a non-exclusive, non-transferable, personal license to use the Software solely to be integrated in the Products, and to distribute and sell TCL Devices, or, (b) when applicable, to use the Software integrated in the Products for evaluation and demonstration purposes.

4.2	The license shall continue unless and until terminated in accordance with Section 13 hereof and in the event any such license is temporary, it shall continue in accordance with Section 13 below.
4.3	Limitations on the license; TCL shall:
(a)
not copy, distribute, or make derivative works of the Software in whole or in part except that TCL may make one copy of the Software on magnetic media as an archival back up copy, provided TCL's archival back up copy is not installed or used on any computer. Any other copies TCL makes of the Software are in violation of these license conditions;
(b)
not use, modify, translate, reproduce or transfer, sublicense or otherwise delegate the right to use the Software or copy the Software except as expressly provided in this Agreement or expressly authorized by Wavecom APAC in writing;
(c) not resell, sublicense, rent, lease or lend the Software;
(d) not reverse engineer, reverse compile, disassemble or otherwise attempt to discover the source code of the Software or create derivative works based on the Software.
(e)
not modify any copyright notices or other notices of Wavecom and/or any Third Parties as they appear in or on the Software and shall reproduce such notices on any copies which TCL makes of the Software;
(f)
only use the Software in a manner that complies with all applicable laws in the jurisdiction in which it uses the Software, including, but not limited to, applicable restrictions concerning the copyright and other Intellectual Property Rights.
5	PRODUCT PRICE—SOFTWARE PRICE.
5.1
Prices for the Products shall be as stated in Appendix 1 attached hereto. All payments made by TCL hereunder shall be made in the currency indicated in Appendix 1 attached hereto. Product prices stated in Appendix 1 exclude the cost of customs, duties and other taxes, which TCL shall be liable for.
5.2
TCL shall pay the Software price identified in Appendix 1 to Wavecom APAC and/or any applicable Third Parties identified in Appendix 1 hereto. Such Software price excludes the cost of customs, duties and other taxes, which TCL shall be liable for.
6	PAYMENTS.
6.1
TCL shall pay each invoice ("Invoice") received from Wavecom APAC for Products sold and Software licensed hereunder no later than [**] after the date of such Invoice, unless otherwise agreed in writing by the Parties in the Order Confirmation. Wavecom APAC may submit an Invoice to TCL upon or after tendering or making delivery of the applicable Products and Software in accordance with Section 2.4 hereof.
6.2
Payment of each Invoice shall be made by way of irrevocable letter of credit. No later than [**] prior to the expected delivery date of the Products and Software, TCL shall provide Wavecom APAC with a matching irrevocable, non-transferable and confirmed letter of credit payable at sight the form and issuing bank of which must have been approved by Wavecom APAC prior to or when TCL places the applicable Purchase Order, and which shall become effective and payable in accordance with the time periods in Section 6.1 hereof.

6.3
If TCL fails to pay on the due date any amount which is payable to Wavecom APAC under this Agreement, then without limiting Wavecom APAC's rights in respect thereof (including under Section 13 hereof): (a) Wavecom may notify TCL in writing of the default and TCL shall have [**] from the date of such notice to settle the amount overdue; in the event the overdue amount is not settled by TCL within the said [**] such amount shall bear interest from the due date until payment is made in full at LIBOR plus 2%; and (b) Wavecom APAC may suspend deliveries of the Products and Software until Wavecom APAC has received the past due amount from TCL.
7	WARRANTIES.
7.1
Warranty. Wavecom APAC warrants that the Sub-products supplied to TCL under this Agreement shall be free from defects in materials and workmanship, and shall otherwise conform to the express requirements of this Agreement and the laws of the applicable jurisdiction(s). The Sub-products are individually covered by the warranty and, therefore, the provisions of the present Section 7 shall apply individually to each Sub-product. Each Sub-product has a Date-code. The warranty period for a Sub-product incorporated into a TCL Device within a [**] time period from its Date-code is [**] from such Date-code. The warranty of a Sub-product shall lapse if such Sub-product has not been incorporated into a TCL Device within the [**] time period from its Date-code.

Wavecom APAC warrants that any Software (other than Third Party Software) supplied to TCL under this Agreement shall, for a period of [**] from first delivery of the Software, under normal use, perform in accordance with any specifications published by Wavecom APAC in respect of the Software and shall be of quality and functionality that complies the corresponding definition and acceptance specifications. However TCL acknowledges that Wavecom APAC makes no warranty that the operation of the Software will be uninterrupted, error-free or bug-free or that any such errors or bugs will be corrected and in the event of which the parties shall negotiate in good faith the remedy to cure the interruption, error or bug.
7.2
Procedure. If any Sub-products or Software (other than Third Party Software) furnished by Wavecom APAC fail to conform to the above warranty (and provided that any warranty shall be excluded if the default alleged a misuse of the Sub-products or Software, modifications made by TCL to the Products or Sub-products or Software, a lack of supervision or maintenance of the Products or Sub-products or Software), in order to activate the above warranty, TCL shall: (a) immediately notify Wavecom APAC in writing that the Products or Sub-products or Software (other than Third Party Software) are defective and shall furnish a detailed explanation of any alleged deficiency; and (b) return to Wavecom APAC the defective Sub-products or Software (other than Third Party Software) in an appropriate packaging in accordance with Wavecom APAC's customer return policy and in particular, as far as Sub-products are concerned, Wavecom APAC's RMA procedures as defined in Appendix 5.
7.3
Repair or Replacement of Sub-products / Modification or Replacement of Software. If Wavecom APAC finds the Sub-products to be defective, Wavecom APAC shall at its sole discretion and in a reasonable period, decide to repair or replace the defective Sub-product. If Wavecom APAC finds the Software (other than Third Party Software) to be defective, Wavecom APAC shall at its sole discretion and in a reasonable period, decide to modify or replace the Software (other than Third Party Software). Under this Section 7.3, Wavecom APAC shall be liable for and shall compensate TCL for any defective Product, Sub-Product or Software supplied by Wavecom APAC to TCL due to the fault of Wavecom APAC and/or its suppliers.

7.4
Limitations on Warranty. This limited warranty does not extend to (a) any Product or Sub-product or Software that has been misused, abused, neglected, or damaged due to any negligence of TCL or its customers or any third parties, (b) any Product or Sub-product or Software repaired, serviced or modified otherwise than as authorized hereunder by anyone other than an authorized representative of Wavecom APAC, or a party authorized by Wavecom APAC, (c) any failure of the Product or Sub-product or Software to conform to such warranties as a result of improper maintenance, installation, testing or service, operation or use contrary to furnished instructions, due to willful damage, negligence or abnormal working conditions due to the negligence of TCL, (d) the improper transportation or improper storage of any Product or Sub-product or Software due to the negligence of TCL, (e) any damages due to Force Majeure, (f) parts, materials or equipment not manufactured by Wavecom APAC or its suppliers, in respect of TCL shall only be entitled to the benefit of any such warranty or guarantee (if any) as is given by the manufacturer to Wavecom APAC, (g) any Third Party Software.
7.5
No Other Wavecom APAC Warranties. SAVE AND EXCEPTED AS REQUIRED BY THE LAWS OF THE HONG KONG SPECIAL ADMINISTRATIVE REGION, WAVECOM APAC MAKES NO WARRANTIES, EXPRESS OR IMPLIED, INCLUDING WITHOUT LIMITATION, ALL IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE OR OTHERWISE WHICH WOULD EXTEND BEYOND THE WARRANTIES EXPRESSLY CONTAINED HEREIN.
7.6
Out of Warranty Sub-products. As defined in Appendix 5 "After Sales", Wavecom APAC will replace any out of warranty defective Sub-products upon TCL's request at a price and a replacement lead time to be mutually agreed. In the event of a discontinuation of any Sub-products, the conditions of Section 32 will apply to the Parties. TCL agrees that Sub-Products can only be ordered to serve After Sales purposes.
8	THIRD PARTY ACTION.

Subject to Section 10, either Party (hereafter the "Defending Party") shall defend, hold harmless and indemnify the other Party (hereafter the "Defended Party"), from any and all suits, losses, expenses and third party claims including reasonable attorneys fees, due to any breach of this Agreement by the Defending Party, including any default under any Purchase Order, provided that with respect to any third party claim: (a) the Defending Party is notified promptly of such claim in writing; (b) the Defending Party controls the defense or settlement of the claim and the Defended Party makes no such settlement itself:, and (c) the Defending Party is given all necessary authority, information and assistance in respect thereof by the Defended Party at the Defending Party's reasonable expense.
9	INTELLECTUAL PROPERTY RIGHTS AND DEFENSE.
9.1
Intellectual Property Rights. No right, title or interest in any Intellectual Property Rights with respect to the Products or Software shall pass to TCL under this Agreement; rather, they shall remain with Wavecom APAC and/or its licensors (as applicable). The reference to "Software" in this Section 9.1 shall include all translations, modified forms, derivative works or copies of the Software that may be created by or for the benefit of TCL in accordance with this Agreement.
9.2
Third-Party Infringement. In the event that TCL knows of a third party having made any use and/or infringement whatsoever of the Intellectual Property Rights and/or the Products and/or the Software, TCL shall forthwith inform Wavecom APAC in writing thereof, and generally assist Wavecom APAC in defending such rights in accordance with any request made by Wavecom APAC with respect thereto.

9.3
Defense. Subject to Section 10, Wavecom APAC shall defend any third party claims of infringement of any patents and copyrights existing as of the Effective Date, by reason of the manufacture, sale, marketing, or use of the Products or Software (other than Third Party Software), provided that with respect to any third party claim: (a) Wavecom APAC must be notified promptly of such claim in writing; (b) Wavecom APAC controls the defense or settlement of the claim and TCL makes no such settlement itself; and (c) Wavecom APAC is given all necessary authority, information and assistance in respect thereof by TCL at Wavecom APAC's reasonable expense.

If the use of any Product or Software is permanently enjoined, Wavecom APAC shall, at its expense and option, make its best efforts to (i) procure the right to continue using any part of that Product or Software, (ii) replace the infringing Product or Software (other than Third Party Software) with a non-infringing Product or Software of similar performance, or (iii) modify the Product or Software (other than Third Party Software) to make it non-infringing. Notwithstanding anything to the contrary in the Agreement and subject to Section 10, if Wavecom APAC is unable to reasonably do any of the above, Wavecom APAC will refund the purchase price in respect either of the Product or Software affected.
9.4
Wavecom APAC shall have no liability under this Section 9 hereof for any claim or suit where such claim would have been avoided but for (a) the combination, operation or use of the Products or Software with TCL's or a third party's applications, devices, parts, products, software or documentation not supplied by Wavecom APAC or (b) the modification (except where such modification is approved by Wavecom APAC and furnished to TCL as part of the Software), addition, repair or misuse of the Products or Software by TCL or any third party or (c) the use of the Products or Software as part of an infringing process, or (d) the compliance by Wavecom APAC to TCL's specific requirements, (e) the use of any Software after Wavecom APAC has provided TCL with a modified version of or replacement for such Software, (f) the use of any Software other than as expressly authorized by this Agreement, or (g) any Third Party Software. The provisions of Section 8 will apply.

TCL acknowledges and agrees that the implementation of certain audio and picture formats such as Nokia Smart Messaging and Gif may require TCL to obtain additional licenses from third parties. TCL agrees that it shall be solely responsible for determining whether it requires such additional licenses.
9.5	THIS SECTION 9 STATES WAVECOM'S TOTAL RESPONSIBILITIES, LIABILITIES, AND REMEDIES TO TCL FOR ANY ACTUAL OR ALLEGED INFRINGEMENT OF ANY INTELLECTUAL PROPERTY RIGHTS OF ANY THIRD PARTIES.
10	LIMITATION OF LIABILITY.
10.1
NOTWITHSTANDING ANY OTHER PROVISION OF THIS AGREEMENT AND ITS APPENDICES, IN NO EVENT SHALL WAVECOM APAC BE LIABLE FOR ANY LOSS OF PROFITS, INTELLECTUAL PROPERTY RIGHTS INFRINGEMENT, LOSS OF USE, INCIDENTAL, INDIRECT, CONSEQUENTIAL OR SPECIAL DAMAGES IRRESPECTIVE OR WHETHER WAVECOM APAC HAS ADVANCE NOTICE OF THE POSSIBILITY OF SUCH DAMAGES. FOR THE AVOIDANCE OF DOUBT, THIS PROVISION SUPERSEDES ANY OTHER PROVISION OF THIS AGREEMENT OR ITS APPENDICES.

10.2
NOTWITHSTANDING ANY OTHER PROVISION OF THIS AGREEMENT AND ITS APPENDICES, EXCEPT FOR GROSS NEGLIGENCE OR WRONGFUL INTENTIONAL ACTS, THE LIABILITY OF WAVECOM APAC ARISING OUT OF EACH DELIVERY UNDER THIS AGREEMENT SHALL BE LIMITED TO THE TOTAL COST PRICE OF THE PRODUCTS AND SOFTWARE SUBJECT OF THE CORRESPONDING DELIVERY SUPPLIED UNDER THIS AGREEMENT. FOR THE AVOIDANCE OF DOUBT, THIS PROVISION SUPERSEDES ANY OTHER PROVISION OF THIS AGREEMENT OR ITS APPENDICES.
11	CONFIDENTIALITY.
To protect certain Confidential Information that may be disclosed between them, the Parties agree that:
11.1
The recipient of Confidential Information shall, for a period of five (5) years after the date of termination of this Agreement, not disclose such Confidential Information to any third party individual, corporation, or other entity without the prior written consent of the discloser and shall limit its disclosure to its employees having a need to know such information for the purposes of this Agreement. The recipient shall protect the disclosed Confidential Information by using the same degree of care, but no less than a reasonable degree of care, to prevent the unauthorized dissemination or publication of the Confidential Information as the recipient uses to protect its own confidential information of a like nature and the recipient shall immediately upon termination of this Agreement return to the discloser all Confidential Information of the discloser which is in the recipient's control or possession.
11.2
The obligations herein will not apply to any Confidential Information which the recipient proves to be (a) available to the public other than by breach of this Agreement by the recipient; (b) received by the recipient from a third party without confidential limitations; (c) independently developed by the recipient's employees; (d) known to the recipient prior to first receipt of same from discloser; (e) hereinafter disclosed by the discloser to a third party without restriction on disclosure, or (f) disclosed pursuant to judicial order or lawful requirement of governmental agency.
11.3	Each Party warrants that it has the right to make the disclosures under this Agreement.
12	TERM OF AGREEMENT.

This Agreement shall enter into force from the Effective Date set forth above for an initial term of thirty six (36) months (the "Initial Term") and shall be automatically renewed for the same period of time unless otherwise terminated in accordance with Section 13 hereof. The terms and conditions of this Agreement shall continue to apply to any Purchase Order issued by TCL and accepted by Wavecom APAC hereunder until final delivery is made, even if such delivery is made after the term of this Agreement expires.
13	TERMINATION.
13.1	After the Initial Term, either Party may terminate this Agreement without cause by providing written notice of termination at least six (6) months in advance.
13.2
Either Party may terminate this Agreement for cause at any time (during or after Initial Term) forthwith upon written notice if the other Party fails to comply with any material term or condition of this Agreement and fails to remedy it within thirty (30) days (or seven days with respect of any failure by TCL to comply with a term and condition relating to the Software and its license) after receipt of written notice giving full particulars of the breach and requiring it to be remedied.

13.3
If either Party should be adjudicated bankrupt or go into liquidation, or should make a general assignment for the benefit of creditors, or if a receiver should be appointed due to a Party's insolvency, or a Party ceases or threatens to cease to carry on business, then the other Party may without prejudice to any other right or remedy terminate this Agreement or any Purchase Order issued hereunder upon seven (7) days prior written notice.
13.4
Wavecom APAC may terminate this Agreement upon seven (7) days prior written notice in the event that, for any reason, (a) a third party acquires all or substantially all of the assets and/or business of TCL, by merger or acquisition or any other operation, or (b) a change of Control occurs at TCL. For the purpose of this Section 13.4, "Control" shall mean the power to direct the affairs of another entity by reason of (i) ownership of voting stock or other equity interests, or (ii) the ability to elect a majority of the Board of Directors or other governing body of the entity.
13.5
For the purpose of Section 13.2 hereof, a failure shall be considered capable of remedy if the Party in breach can comply with the provision in question in all respects other than as to the time of the performance.
13.6	The rights to terminate this Agreement shall not prejudice any other right or remedy of either Party in respect of the failure to comply with any term or condition of this Agreement.
13.7
On the termination of this Agreement for any reason, subject as expressly otherwise provided in this Agreement and to any rights or obligations which have accrued prior to termination, neither Party shall have any further obligation to the other under this Agreement. For the avoidance of doubt and except in case of termination under Section 13.2 for breach of the Agreement by Wavecom APAC, TCL shall remain bound by its obligations under Section 2.2 (Minimum Guaranteed Units), Section 2.1.5 and Section 6 as far as they related to any outstanding amount due prior to termination.
13.8	The license granted on Third Party Software shall lapse on expiry or termination of the agreements pursuant to which Wavecom APAC has the right to grant to TCL the rights and licenses hereunder.
14	GENERAL.
14.1
Force Majeure. Neither Party will be deemed in default of this Agreement to the extent that performance of its obligations or attempts to cure any breach are delayed or prevented by reason of a Force Majeure, provided that such Party gives the other Party written notice thereof promptly and, in any event, within fifteen (15) days after discovery thereof and uses its best efforts to continue to so perform or cure. In the event of such a Force Majeure, the time for performance or cure will be extended for a period equal to the duration of the Force Majeure provided that if either Party invokes this Section 14.1 for a period or periods totaling one (1) month or more on any particular occasion or three (3) months or more in aggregate the other Party may terminate this Agreement by written notice with immediate effect and without damages.
14.2
Assignment. Subject to Section 13.4, the rights and liabilities of the Parties hereto will bind and inure to the benefit of their respective successors, executors and administrators, as the case may be. Neither party may assign subcontract or otherwise delegate its obligations, other than as specified herein, under this Agreement either in whole or in part, without the prior written consent of the other party (which will not be unreasonably withheld or delayed). However, Wavecom APAC may subcontract the manufacture, supply and delivery of the Products and Software to any third party. Any attempted assignment in violation of the provisions of this Section 14.2 will be void.
14.3
Severability. If any term or provision of this Agreement is determined by a court of competent jurisdiction to be invalid or unenforceable, this fact shall not invalidate the rest of this Agreement, which shall remain in full force and effect as if such invalid or unenforceable term or provision had not been part of this Agreement.

14.4
No Waiver. All rights and remedies conferred under this Agreement or by any other instrument or law shall be cumulative, and may be exercised singularly or concurrently. Failure by either Party to enforce any provision of this Agreement shall not be deemed a waiver of future enforcement of that or any other provision. No waiver shall be effective unless the waiving party provides such waiver in writing.
14.5
Notices. All notices required or permitted under this Agreement will be in writing, will reference this Agreement and will be deemed given: (a) when delivered personally; (b) when sent by confirmed telex or facsimile; (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (d) one (1) day after deposit with a commercial overnight carrier, with written verification of receipt. All communications will be sent to the addresses set forth below to or such other address as may be designated by a Party by giving written notice to the other Party pursuant to this Section 14.5:

TCL:	TCL Mobile Communication (HK) Company Limited
	Address:	Room 904, Tower 1, 9th Floor, China Hong Kong City, 33 Canton Road, Tsimshatsui, Kowloon, Hong Kong SAR
	Facsimile:	+852 2302-0996
Wavecom:	Wavecom Asia Pacific Limited
	Address:	Suite 501. 5`h Floor, Shui On Centre. 6 - 8 Harbour Road, Wanchai. Hong Kong SAR
	Facsimile:	+852 2824-0591

14.6	Survival. The obligations of the parties under Sections 2.2, 2.4.4, 5, 6, 7, 8, 9, 10, 11, 13.6, 13.7 and 14 hereof shall survive any termination of this Agreement. Notwithstanding the foregoing, in the event that Wavecom APAC terminates this Agreement due to breach by TCL, then the warranty set forth in Section 7.1 hereof shall not survive termination of this Agreement to the extent it relates to the Products or Sub-products or Software that are the subject of the breach.
14.7
Disputes—Governing Law. This Agreement and any Purchase Orders for Products and Software shall be governed by and construed in accordance with the Laws of Hong Kong S.A.R. and the parties hereto submit to the exclusive jurisdiction of the Courts of Hong Kong S.A.R. Neither Party shall submit any dispute to the Court before an amicable settlement of the dispute has been sought with the other Party. In order to reach such amicable settlement whenever possible, the aggrieved Party shall give written notice to the other Party that a dispute has arisen. The Parties shall discuss within four (4) weeks of such notice. If within four (4) weeks after such meeting no amicable settlement is reached, the matter shall be referred to the Senior Officers of both Parties. If no amicable settlement is reached within a further four (4) weeks, the aggrieved Party may submit the dispute to the Court.
14.8
Interpretation. The headings and captions are included for reference purposes only and do not affect the interpretation of the provisions hereof. When used herein, the word "including" will not be construed as limiting.

14.9
Complete Agreement. This Agreement, including all Appendices and any Purchase Orders issued hereunder (all which are deemed to form part of this Agreement) constitute the entire agreement between the Parties in connection with the subject matter hereof, and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties and relating to the same subject matter. In case of conflict between the terms of this Agreement with the terms of any other documents between the Parties, the terms of this Agreement shall prevail. No amendment to or modification of this Agreement will be binding unless in writing and signed by both Parties.
14.10	Press Releases.
14.10.1.
Notwithstanding any other provisions of this Agreement, TCL acknowledges that Wavecom is listed on both the NASDAQ and the Nouveau Marche stock exchanges and that Wavecom is released from the provisions of Section 11 hereof to the extent necessary to comply with the requirements of such stock exchanges, of any relevant regulations and of the law generally, provided that Wavecom shall advise TCL of such occurrence before disclosing and TCL may propose alternative disclosures serving the same purpose. If TCL is required to disclose confidential information to the government and the statutory bodies, TCL shall advise Wavecom APAC of such occurrence before disclosing and Wavecom APAC may propose alternative disclosures serving the same purpose.
14.10.2.
Wavecom may make press releases and announcements relating to the subject matter of this Agreement in forms to be agreed from time to time between Wavecom and TCL, with TCL's consent not to be unreasonably withheld or delayed.
15	TABLE OF CONTENT OF APPENDICES.
In declining order of precedence, Agreement proceeding over Appendices:

Agreement (this document)
Appendix 1	:	Prices for Compact 605 with Wismo Flex
Appendix 2	:	The First Project
Appendix 3	:	Hardware Technical Details and Deliverables
Appendix 4	:	Software Details and Deliverables
Appendix 5	:	After Sales Services

        IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives as of the date first above written.

TCL Mobile Communication (HK) Co. Ltd.		WAVECOM Asia Pacific Limited
By:	/s/ LUN TAK LEUNG, EDWARD	By:	/s/ DIDIER DUTRONC
	(Signature of Authorized Representative)		(Signature of Authorized Representative)
Name:	Lun Tak Leung, Edward	Name:	Didier Dutronc
	(Printed Name)		(Printed Name)
Title:	Chief Operating Officer	Title:	MD. Wavecom APAC
Date:	October 20, 2003	Date:	October 20, 2003

APPENDIX 1

PRICES FOR COMPACT 605 AND WISMO FLEX

APPENDIX 1: Prices for Products and Compact 605

1    PRODUCTS + COMPACT 605: USD[**].-

Description	F 1106	Compact Phone 605 S/W (U/P)	Remarks

Compact Phone 605 with F1106 (F1106-605)	USD[**]	USD[**]	1.	The above prices are based on the minimum quantity of [**] millions
			2.	The software fee for 605 Development Lab includes Third Party Software and essential GSM/GPRS IPR charges.
			3.	Prices shall be subject to further discussion and written agreement by both Parties
			4.	Prices shall be subject to further changes with reference to prevailing market conditions and further written agreement by both Parties

16    PRICES OF SUB-PRODUCTS FOR AFTER SALES

Description	Price	Remarks

Spares for F1106:		The spare parts can only be ordered for After Sales purposes.
• F1106-RF	USD[**]
• F1106-BB	USD[**]
• F1106-PM	USD[**]
• F1106-AF	USD[**]

APPENDIX 2

THE FIRST PROJECT

APPENDIX 2: THE FIRST PROJECT

        The First Project includes the development of two (2) types of GSM handset with the features briefly summarized as below:

  1.
  GC20 : Dual color clamshell GSM / GPRS phone with built-in camera, MMS and Java

  2.
  GC21 : Flip type GSM / GPRS phone with touch panel display, built-in camera, MMS and Java.

APPENDIX 3

HARDWARE TECHNICAL DETAILS AND DELIVERABLES

APPENDIX 3: HARDWARE TECHNICAL DETAILS & DELIVERABLES

        Wavecom's Wismo Flex F1106 consists of 4 Sub-products:

  •
  Basehand chip (Fl106-BB)

  •
  RF module (Fl106-RF)

  •
  Power management chip (F1106-PM)

  •
  Audio Filter chip (Fl 106-AF)

        The sketch of Wismo Flex F1106 is illustrated as the following picture.

[Wismo Flex F1106 Illustration]

        The hardware development kit developed for the Wismo Flex has two (2) different platforms available for TCL. The first one is the Flex demonstrator to show the complete architecture of Flex offer based on Compact 605 (see block diagram below).

        The second one is the Open Development Kit. It is a development tool to allow engineers to test all interfaces.

1    DEMONSTRATOR

        This is a demonstration tool, not a development kit. It consists of a complete phone board and is fully functional. TCL can use this board to design a phone based on the same layout and components in order to optimise validation and certification process.

        A picture of this demonstrator is below:

[Picture of complete phone board]

        The below block diagram shows the main components. The full list of components is provided in a document called "Demonstrator Component List".

[DIAGRAM]

        The Compact 605 runs on the external memory, the following features can be demonstrated, such as MMS, Java, camera and USB.

2    OPEN DEVELOPMENT KIT

        This is a development tool for TCL. It consists of a phone board based on Wismo Flex that allows the access to all interfaces between key components.

3    HARDWARE TECHNICAL DOCUMENTS DELIVERABLES

General	Description	Due Date Pending Execution (in the year 2003)

Hardware Element

	Flex data sheet (first draft)	End September

	Data sheet of each components: F1106-RF, F1106-BB, Fl106-PM, F1106-AF	Mid September

	Recommended critical component list	End September

	Customer Design Guidelines (including application notes)—first draft	Mid September

Hardware Demonstrator

	Demonstrator component list (first draft)	End August

	Demonstrator schematics (first draft)	End August

	Demonstrator PCB layout (first draft)	End August

	GCF certification test report	End November

	Open Development Kit description	End October

Manufacturing

	"Customer guideline": Report process guidelines for F1106-RF, F1106-BB, F1106-PM, F1106-AF	End October

	Storage conditions specifications for the sub-products	End October

	Testing Design Guideline including methods for testing F1106-RF, Fl106-BB, Fl106-PM, F1106AF	End October

	Specification of SW libraries for test bench, i.e. test and calibration procedures	End October

	Process specification to remove and replace each defective sub-product from TCL Devices and the packaging specifications of the defective sub-products for return	End November

4    HARDWARE TOOLS DELIVERABLES (AND S/W ASSOCIATED)

General	Description	Due Date Pending Execution (in the year 2003)

Hardware Tools

	SW debug tools (binaries) for BB + user manual and getting started doc (first draft)	Mid September

	SW debug tools (binaries) for RF + user manual and getting started doc (first draft)	Mid October

Hardware Demonstrator

	Complete phone board scale 1 with all components and SW	End September

Hardware Open Development Kit

	Complete phone board at higher scale	End October

5    HARDWARE PRODUCTS DELIVERABLES

General	Description	Due Date Pending Execution (in the year 2003)

F1106-BB	Wavecom Base band Chipset

	Phase: MP	Now

F1106-PM	Wavecom Power Management chip

	Phase: MP	Now

F1106-AF	Wavecom Audio Filter chip

	Phase: MP	Now

F1106-RF	Wavecom RF module

	Phase: ES sample	September 19th

	Phase: MP	December 8th

APPENDIX 4

SOFTWARE DETAILS AND DELIVERABLES

APPENDIX 4: SOFTWARE DETAILS AND DELIVERABLES

Software	Software Price
Wavecom Software
Compact 605 Development Lab	USD[**](To be discussed and agreed in writing by both Third Party Software Parties)
Third Party Software
[**]
[**]
[**]
[**]
[**]
[**]
[**]
  Note:
  * [**] is Third Party Software licensed solely for demonstration and evaluation purposes. TCL shall refer to the appropriate Third Party ([**]) for a commercial licence (which may include the right to sell and distribute TCL's Devices). TCL informs Wavecom that it is already a [**] licensee.

APPENDIX 5

AFTER SALES SERVICES OF PRODUCTS

APPENDIX 5: AFTER SALES SERVICES OF PRODUCTS

RETURN MATERIAL AUTHORIZATION (RMA)

1.
In the event TCL finds defective Products and/or Sub-products, TCL will immediately notify WAVECOM in writing of such defect and will provide Wavecom with the following information for the Product and/or Sub-product:

•
part number

•
date code

•
quantity

•
description of the defect

2.
Upon Wavecom's request, TCL will provide Wavecom with samples of the defective Products and/or Sub-product. Wavecom will provide TCL with the RMA number relating to the defective Products and/or Sub-product within [**] from the receipt of TCL's samples.

3.
Upon receipt of the RMA number by TCL Wavecom shall arrange to pick up the concerned defective Products and/or Sub-product from the warehouse of TCL, in Hong Kong or Huizhou, China, who shall arrange such defective Products and/or Sub-product be packed according to Wavecom packaging specification.

4.
At Wavecom's option, Wavecom will either

i)
repair or replace the defective Products and/or Sub-product. Wavecom will deliver the repaired of replace Products and/or Sub-product to the warehouse in Hong Kong or Huizhou, China as assigned by TCL within [**] from the receipt of the defective Products and/or Sub-product. TCL will have the opportunity to submit RMA batches to Wavecom. Once the RMA is accepted by Wavecom, the replacement of the failing products will occur not later then [**]. The elapsed time of the RMA acceptance by Wavecom will not be longer than [**].

  Or

  ii)
  authorize TCL to take a quantity of Sub-products contained in the consignment stock ("the Stock") hereunder defined, to replace the defective sub-products.

5.
Wavecom will deliver Products to TCL in order to constitute a consignment stock ("the Stock") which will be exclusively located within TCL's premises in Hong Kong or Huizhou, China.

  The Parties agree that the Products contained in the Stock remains Wavecom's property and that TCL must use required care for the preservation of the Sub-products in safety and in good condition in respect of the storage specifications provided by Wavecom.

  TCL shall support and be responsible for all risks relating to the Sub-products whilst they are in TCL's control or possession.

  TCL may in no case sell, transfer, pledge or assign the Sub-products in whole or in part for any reason whatsoever, or allow them to become subject to any liens or encumbrances, including, without limitation, in connection with any particularly as security interest.

  TCL certifies that it has taken out and will maintain during the term of this Agreement, insurance covering all risks that may be incurred by this Agreement particularly in case of loss, theft, injury, destruction or damage, in an amount not less than the maximum value of the Sub-products stored in the Stock. At Wavecom's first request, TCL shall provide a copy of such insurance contract.

  The minimum quantity of Sub-products contained in the Stock shall be [**] pieces and the maximum quantity shall be [**] pieces. Wavecom will define and deliver the quantity of Sub-products needed to supply the Stock and maintain a consistent level.

  The Parties agree to meet on a quarterly basis to agree on the evolution of the sizing of the Stock.

  Wavecom is entitled to audit, at any time and upon request the Stock and in particular the level of the Sub-products in the Stock.

  In any case of termination or expiration of the Agreement for whatever cause, the Stock shall be immediately returned to Wavecom APAC.

6.
Unless an agreement is reached under following section 8, Wavecom shall provide TCL with free spare parts, the quantity of which to be agreed by both parties, with each shipment of Products under the Purchase Order issued by TCL to Wavecom pursuant to this Agreement for TCL to conduct its after sales services to its customers.

7.
Unless an agreement is reached under following section 8, both Parties shall discuss and agree on the setting up of an escrow fund from the proceeds of the sale of the Products by Wavecom APAC to TCL under this agreement for use in the after sales service by TCL to its customers caused by defects or quality problem of the Products supplied by Wavecom APAC. Such agreement in writing and signed by both Parties shall form an integral part of this Agreement.

8.
Both Parties shall use best efforts to reach an agreement on an alternative solution to the above sections 6 and 7, covering the same concerns.

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